UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

June 12, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Nolan, Senior Assistant Chief Accountant

Re:    United Financial Bancorp, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 7, 2019
File No. 001-35028

Dear Mr. Nolan:

We have reviewed the comments on United Financial Bancorp, Inc.’s. Form 10-Q for the Quarterly Period Ended March 31, 2019 provided in your letter dated May 16, 2019 to Eric Newell, Chief Financial Officer and Treasurer of United Financial Bancorp, Inc. (the “Company”). We appreciate your comments and respectfully submit our responses for your review.  Our responses are aligned with the sequential numbering of the comments in your letter dated May 16, 20191.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Unaudited Consolidated Financial Statements
Note 15. Investment in D.C. Solar Tax-Advantaged Funds, page 43

1.
We note that your complete loss exposure to your investment in D.C. Solar is $41.7 million as of March 31, 2019. We also note from your earnings call for the quarterly period ending March 31, 2019 that this amount is composed of the carrying value of the partnerships on the company's balance sheet, the tax credits associated with placing the inventory into service, as well as the tax loss flow-through benefits and the effect of revaluing deferred tax assets to pretax reform levels on the current statutory tax rate.

Please address the following:

•	Tell us and disclose in your future filings how much of the $41.7 million relates to each of the components identified during the earnings call;

Response:

The components of the possible risk of loss to the Company with respect to its investments in Solar Eclipse Investment Fund X, LLC, Solar Eclipse Investment Fund XV, LLC and Solar Eclipse Investment Fund XXII, LLC (collectively, the “LLCs”), based on facts and circumstances known as of the date of the Form 10-Q filing for the reporting period ended March 31, 2019, are as follows (dollars in thousands):

March 31, 2019
Investment in LLCs, after tax effect	$ 14,100
Tax credit benefit reversal (1)	19,900

1Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2019.

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

Deferred tax liability - tax loss flow through reversal, rate differential (2)	4,500
Deferred tax asset - Valuation allowance (3)	3,200
Total risk of loss (4)	$ 41,700

(1)
For tax credits utilized during the quarterly period ended December 31, 2014 through the quarterly period ended March 31, 2019, net of basis adjustment under Internal Revenue Code § 50(d) at the post tax-reform corporate rate of 21%.

(2)
Exposure for the reversal of tax loss flow through benefits at the pre tax-reform corporate rate of 35%, carried in the deferred tax asset balance of the Company as of March 31, 2019 at the current corporate rate of 21%.

(3)
In the event of a reversal of the tax benefits from the LLC investments, the Company may have a tax valuation allowance for which $3.2 million of the tax benefits may be more-likely-than-not realizable. A valuation allowance may need to be established upon recognition of a tax loss for the investment carrying amount depending upon the amount and character of that loss, as provided for under ASC 740, Income Taxes and the Internal Revenue Code.

(4)	This total does not include litigation exposure, potential costs, penalties, interest or recoveries.

The proposed table above will be included in future filings and updated each quarter to reflect changes in estimated loss exposure.

•	Clarify which of these amounts are reflected on your consolidated balance sheet as of December 31, 2018 and March 31, 2019, respectively, and which line items they are reflected in; and

Response:

For both periods ended December 31, 2018 and March 31, 2019, the investment in LLCs (before tax) of $19.0 million is a component of Other Assets on the Company’s consolidated balance sheets as of those dates. The investment in the LLCs is accounted for pursuant to ASC 323, Equity Method and Joint Ventures.

For both periods ended December 31, 2018 and March 31, 2019, the tax credit benefit subject to possible reversal is a component of Retained Earnings on the Company’s consolidated balance sheets as of those dates. The tax credit benefit was recorded as a reduction to income tax expense in the period the credit was generated (fiscal year ends December 31, 2014, 2015 and 2016) pursuant to ASC 740, Income Taxes.

For both periods ended December 31, 2018 and March 31, 2019, the tax loss flow through benefits subject to possible reversal are mainly a component of the net current tax asset and/or net deferred tax asset on the Company’s consolidated balance sheets as of those dates pursuant to ASC 740, Income Taxes.

The potential establishment of a valuation allowance related to the possible total write-down of the recorded investment balance is not reflected on the Company’s consolidated balance sheets as of December 31, 2018 and March 31, 2019. A valuation allowance may need to be established upon recognition of a tax loss for the investment carrying amount depending upon the amount and character of that loss, as provided for under ASC 740, Income Taxes and the Internal Revenue Code.

•
Explain why this amount has increased through March 31, 2019 to $41.7 million compared to your subsequent events footnote disclosed in the Form 10-K for the fiscal year ended December 31, 2018, where you disclose a loss exposure of $37.3 million. To the extent applicable, provide a reference to any accounting literature supporting your treatment.

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

Response:

The disclosures in the Form 10-K for the fiscal year ended December 31, 2018 reflect that as of December 31, 2018, the Company held approximately $19.0 million in recorded gross investment carrying value for the LLCs, before tax effect, and had $18.3 million in recognized associated investment tax credit benefits that were potentially subject to reversal if it is determined that the number and terms of the leased generators do not support the tax credit. The $18.3 million reflects the reversal of tax benefits after consideration of an Internal Revenue Code § 50(d) basis adjustment at the pre tax-reform corporate rate of 35%. The sum of those two amounts is $37.3 million but includes the carrying value before tax effect. In the Form 10-Q for the quarterly period ended March 31, 2019, the total possible loss of $41.7 million disclosed includes the total possible impact after tax effect but before penalties, interest, recoveries, litigation exposure or other salvage costs, all of which were indeterminable. The change in disclosure amounts between periods was refined to reflect additional considerations in accounting for income taxes under ASC 740, including revaluation of associated deferred tax assets to pre-tax reform levels as well as valuation allowances for any generated deferred tax assets.

2.	We note your disclosure that you believe a loss is more likely than not, but that no measurable loss has been identified. Please address the following:

•
Provide us with a detailed analysis of your impairment considerations for each your investment in D.C. Solar, tax credits and deferred tax assets, including reference to any applicable accounting literature considered and discussion of any assumptions used, explaining why you do not believe any measurable loss can be identified;

Response:

In assessing the loss exposure, the Company considered the following unresolved key factors relating to the D.C. Solar situation:

•
How many solar generators from each LLC are missing or potentially subject to claims by others? The FBI has alleged that D.C. Solar tampered with vehicle identification numbers (“VINs”) of mobile solar generators and overstated the number of generators manufactured. The managing member of the LLCs, Solarmore Management Services, Inc. (“Solarmore”), who is also the managing member of the other Funds, engaged a third-party company to physically inventory the generators and confirm the associated VINs in an effort to understand the ownership of each generator. The inventory process is ongoing as additional locations containing generators are discovered. Additionally, generators with evidence of VIN tampering are being revisited to try to identify the original VINs.

•
What is the fair value of each generator if not $150,000, the original appraisal amount at the time of investment in the LLCs? The FBI allegations include questions about the methods used to value the generators at the time they were sold to the LLCs and other investors. Solarmore, the managing member of the Funds, is in the process of engaging an independent third-party company to assist in the transportation and insurance of found generators and to identify potential opportunities for the generators to continue to be in service. Through negotiation of lease agreements in consideration of market demand, the Company should ultimately be able to assess the fair value under an acceptable valuation method.

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

•
Which of the generators that have been located were placed in service pursuant to a meaningful sublease? This cannot be determined without understanding actual ownership. Furthermore, the managing member, with the assistance of the independent third-party company, is currently assessing the existence of information to demonstrate subleases in place for found generators, as well as the opportunity for renegotiation of those subleases.

•
What are the liquidation proceeds from D.C. Solar assets, if any? Little is known at this point about the extent of proceeds (if any) available from the D.C. Solar bankruptcy cases and the ongoing asset forfeiture cases. The Company has hired bankruptcy counsel and is currently working together with Solarmore and certain other Funds to determine the potential availability of liquidation proceeds for the LLCs in those proceedings.

The guidance under ASC 323, Equity Method and Joint Venture, ASC 450, Contingencies and ASC 740, Income Taxes was considered in order to assess probable loss.
ASC 323, Equity Method and Joint Venture -The Company accounts for the investments in the LLCs under the equity method of accounting pursuant to ASC 323-30-25. ASC 323-10-35-31 through 32 provides for recognition of a decline in investment value that is other than temporary in nature upon review of all factors, including, but not limited to, the absence of an ability to recover the carrying amount of the investment or a current fair value that is less than the carrying amount. The Company concluded that as of December 31, 2018 and March 31, 2019, although it is probable that the Company will not recover the carrying amount, there was insufficient information based on, among other things, the unresolved key factors discussed above to understand the magnitude of the shortfall within a probable range.
ASC 450, Contingencies - ASC 450 defines a contingency as “…an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss and the resolution of the uncertainty may confirm …the loss or impairment of an asset….” In accordance with ASC 450-20-25-2, an estimated loss from a loss contingency is recognized if (1) it is probable that an asset has been impaired or a liability has been incurred at the reporting date and (2) the amount of the loss can be reasonably estimated. The Company concluded as of December 31, 2018 and March 31, 2019 that, although a loss is probable, a reasonable estimate of the probable loss range could not be determined given the facts and circumstances existing at those reporting period-end dates and prior to filing. Pursuant to ASC 450-20-50-3 and -4 and in reaction to ASC 450-20-S99-1 and the SEC Staff response to Question 2 of SAB Topic 5.Y, Accounting and Disclosures Relating to Loss Contingencies, the Company disclosed circumstances affecting the precision of loss estimates, the maximum possible outcome excluding litigation exposure, potential costs or recoveries, that could materially impact the consolidated financial statements as well as material components of the underlying estimate.
ASC 740 - Income Taxes - Pursuant to ASC 740-10, the Company reviewed the tax filing positions associated with the investment in the D.C. Solar LLCs as recorded in the consolidated financial statements as of December 31, 2018 and March 31, 2019. Recognition and measurement of D.C. Solar LLC tax benefits is reviewed quarterly in accordance with ASC 740-10-25-14 “…based on management’s best judgment given the facts, circumstances, and information available at the reporting date.” Although the Company believes it is more-likely-than-not that the tax positions associated with the D.C. Solar LLC investments are not fully sustainable under IRS examination, applying the more-likely-than-not criteria to the full tax positions taken is not reasonable to estimate probable loss upon examination as it would assume no value to any found generators owned by the Company. Furthermore, the amount of uncertain tax positions associated with the D.C. Solar LLC investments was not measurable as of December 31, 2018 or March 31, 2019 given the ambiguity in the unresolved key factors noted above. As of March 31, 2019, the Company disclosed, under ASC 740, the full possible impact, excluding interest and penalties, for all tax position reversals associated with the LLC investments, including the impact of the reversal of timing differences to pre-tax reform years. Furthermore, in accordance with ASC 740-10-30-5, the Company considered a valuation allowance for generated capital loss carryforwards and included that possible impact in the full loss exposure estimate. The Company has disclosed that a loss is probable noting ambiguity around measurement factors. The Company believes that recording a full but not probable loss could be misleading and is not consistent with GAAP guidance. As there was, and currently still is, very

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

little understanding of exactly what inventory is missing and/or the lost tax benefits, the Company is not in a position to estimate a partial loss. The Company disclosed, on an illustrative basis, the impact on capital demonstrating its ability to remain adequately capitalized in the event there is a full reversal of the investment carrying value and tax benefits. The Company believes this information provides the greatest transparency to investors and readers of the financial statements as capitalization of the Company is a key metric to understanding the investment value of a company in the banking sector.

•	Disclose how you monitor potential impairments in tax credit investments; and

Response:

An equity method of accounting pursuant to ASC 323 is used to account for tax credit investments; and in order to determine whether there is impairment of tax credit investments, economic resources are evaluated for a reduction in investment value. ASC 323-10-35-31 through 32 provides for recognition of a decline in investment value that is other than temporary in nature upon review of all factors, including, but not limited to, the absence of an ability to recover the carrying amount of the investment or a current fair value that is less than the carrying amount. Discounted tax liquidation proceeds from the LLC investment is used to assess whether an impairment adjustment is needed. Tax liquidation proceeds, in general, consider the tax equity in each of the LLCs, net of LLC contributions and LLC distributions. Additionally, the Company obtains quarterly financial statements for the LLCs (as well as annual audited financial statements) to estimate changes in the tax proceeds.

•	Disclose, in future filings, the status of your ASC 740 evaluation and the basis of whether or not an unrecognized tax liability exists for the previous tax credit benefits claimed.

Response:

The Company will include the appropriate ASC 740 disclosures as requested.

3.
We note your pro forma presentation of regulatory capital ratios as if you recognized a complete loss on the LLC investments. Please provide us with an explanation how this pro forma presentation complies with Article 11 of Regulation S-X or other regulatory requirements, or revise to remove this pro forma presentation from your filings.

Response:

The following sections of Article 11 and other regulatory guidance were considered with respect to inclusion of the pro forma information in Form 10-Q for the quarterly period ended March 31, 2019:

•
Regulation S-X Article 11, section 210.11-01(a)(8), which indicates that pro forma financial information shall be furnished when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma information would be material to investors.

•
Regulation S-X Article 11, section 210.11-02(b)(1), which indicates that in certain circumstances (i.e., where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of pro forma financial statements.

•	Division of Corporation Finance’s Financial Reporting Manual - Topic 3 - Pro Forma Financial Information - specifically, the following sub-sections:

◦	3160.1, which is consistent with the guidance in Article 11 section 210.11-01(a)(8) as noted above.

◦
3310.4, which states that alternative measures of performance or liquidity and the effect of pro forma adjustments thereon, provided the requirements of Regulation S-K section 10(e) are met, could be disclosed in the footnotes to the financial statements.

•	Regulation S-K, section 229.10 (Item 10) General 10(e) - Use of Non-GAAP Financial Measures in Commission Filings.

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

Given the nature and magnitude of the possible risk of loss of $41.7 million relating to the Company’s investments in certain tax-advantaged LLCs, the Company deemed the inclusion of the pro forma regulatory capital ratios in Note 15 of our Form 10-Q for the period ended March 31, 2019 to meet the criteria of Article 11 as stated above. Such information would likely be considered material by investors, and as the $41.7 million is the only adjustment that is factored into the calculation of the pro forma ratios presented in Note 15, the Company respectfully submits that the narrative and tabular description of the pro forma effects on the Company’s regulatory capital ratios in lieu of pro forma financial statements should provide shareholders with sufficient information to assess the situation.

The disclosure of the pro forma ratios in Note 15 also complies with the guidance contained in the sub-sections of the Division of Corporation Finance’s Financial Reporting Manual - Topic 3 as noted above; and meets the requirements of Regulation S-K, section 10(e). Regulation S-K, section 10(e)(4)(ii) provides that for purposes of paragraph (e), non-GAAP financial measures exclude ratios calculated in accordance with GAAP. As the impact of adjustments to GAAP capital to arrive at regulatory capital ratios is calculated in accordance with GAAP, and the calculation of the effect on GAAP capital of the $41.7 million pro forma adjustment to arrive at the pro forma regulatory capital ratios is also calculated in accordance with GAAP (the only difference being the inclusion of the $41.7 million adjustment), the Company believes the pro forma ratios presented in Note 15 are not deemed to be non-GAAP. As such, the Company deemed inclusion of the pro forma ratios in Note 15 to be appropriate.

If the Staff disagrees with the Company’s assessment that the pro forma ratios are not non-GAAP, the Company believes that it would still meet the applicable requirements of Regulation S-K section 10(e). Regulation S-K section 10(e)(1)(i)(A) provides that whenever a non-GAAP financial measure is included in a filing with the SEC, the registrant must present the non-GAAP financial measure, with equal or greater prominence, of the most directly comparable financial measure calculated in accordance with GAAP. The Company has presented the pro forma capital ratios in Note 15 of the Company’s Form 10-Q as a separate column in a comparative table of regulatory capital ratios that were calculated in accordance with GAAP. In addition, Regulation S-K section 10(e)(1)(i)(B) indicates that a quantitative reconciliation, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP should be included in the filing. The pro forma capital ratios presented in Note 15 of the Company’s Form 10-Q were calculated in the same manner as the capital ratios presented in the “Actual” column, with the only difference being the impact of recognition of the possible complete loss of $41.7 million. The Company clearly states in Note 15 that the pro forma ratios are estimates, within a range of +/- 5 basis points, and are presented solely on an illustrative basis.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at (860) 291-3722. We thank you in advance for your attention to the above.

Sincerely,

/s/ Eric R. Newell
Eric R. Newell Executive Vice President, Chief Financial Officer and Treasurer
cc: William H.W. Crawford, IV
Robert Klein, Staff Accountant